082-01209

07020353

GGL DIAMOND CORP.

RECEIVED

NOT FOR DISSEMINATION IN THE UNITED STATES 2007 JAN 16 A 11:40

PRESS RELEASE

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GGL CLOSES SECOND TRANCHE OF PRIVATE PLACEMENTS

Vancouver, British Columbia, January 4, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** is pleased to announce the closing of the second tranche of private placements announced on November 30, 2006. This tranche consisted of 1,053,778 flow-through units at $0.18 each and 100,000 units at $0.15 each for a gross proceeds of $204,680 and a grand total of $714,680 gross proceeds in the private placements to date. GGL has also issued 28,140 common shares as a finder's fee in connection with the second tranche. The securities issued in the second tranche have a hold period until May 4, 2007.

At the discretion of GGL, and subject to acceptance for filing by the TSX Venture Exchange, GGL may continue to accept subscriptions for the remaining 5,566,667 units until on or about January 15, 2007. No additional flow-through units will be sold. The net proceeds will be used for general and administrative purposes, working capital and for continuing exploration on GGL's most promising diamond exploration properties.

About GGL

GGL is a junior diamond exploration company. Its primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada, since 1992. At present GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

PROCESSED

JAN 18 2007

THOMSON FINANCIAL

SUPPL

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Jim Glass, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects

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to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.